Registration Statement No. 333-237342

Filed Pursuant to Rule 433

September 3, 2020

Trading Volume Continues to Increase for a Pair of Leveraged Oil & Energy ETNs

A pair of leveraged exchange traded notes that allow traders to express either a bullish or bearish point of view on oil stocks continue to be popular trading products.

The MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN (NYSE: NRGU) and MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETN (NYSE: NRGD) were launched on April 9, 2019 as a way for traders to gain daily resetting leveraged exposure to oil and energy stocks. Each ETN is linked to an equal-dollar weighted index of the 10 U.S. listed stocks with the largest market capitalization in the energy/oil sector.

Trading volume in both leveraged ETNs has increased since the beginning of the year and has remained elevated through the first two months of Q3.

During the first two months of Q3, NRGU’s average daily volume exceeded 4.8 million notes per day. For context, NRGU’s average daily volume in Q2 was around 3.6 million notes. The daily volume never exceeded 1 million notes until April 2020. Although the trading volume in NRGD is not as high, its average daily volume also increased over the same period. NRGD averaged over 67,000 notes per day in the first two months of Q3 compared to an average daily volume of 37,000 notes per day in Q2.1, 2

This increased demand in both products could suggest that some sophisticated traders continue to see an opportunity to benefit from the daily resetting leverage these products offer. Some traders may use them to place hedges or place bullish and bearish trades on changes in the prices of U.S. oil/energy stocks.

While both ETNs have experienced an increase in daily trading volume, there is more demand for NRGU. As a result of the continued interest, Bank of Montreal has upsized NRGU 12 times in 2020, increasing the aggregate principal amount to $2.75 billion.

NRGU attempts to deliver 300% of the daily return of the Solactive™ MicroSectors™ U.S. Big Oil Index, before taking into account fees. The Solactive™ MicroSectors™ U.S. Big Oil Index is an equal-weighted index comprised of the 10 largest U.S. listed oil and energy stocks. NRGD, on the other hand, attempts to deliver -300% of the daily return on that index, before taking into account fees.

As of the date of publication of this article, the index was comprised of Exxon Mobil Corporation (XOM), Chevron Corporation (CVX), EOG Resources Inc. (EOG), Occidental Petroleum Corporation (OXY), ConocoPhillips (COP), Marathon Petroleum (MPC), Phillips 66 (PSX), Valero Energy Corporation (VLO), Pioneer Natural Resources (PXD), and Hess Corp (HES).

1.	Source: Bloomberg.
2.	Each note has a principal amount of $50.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.